AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO WITHDRAWAL CHARGE OFFSET

This Endorsement is a part of your Certificate.

In this Endorsement, “we,” “our” and “us” mean AXA Equitable Life Insurance Company (“AXA Equitable”). “You” and “Your” mean the Participant..

The following Section is added to the Certificate:

SECTION 3.01A: CONTRIBUTIONS FROM OTHER CONTRACTS

If a Contribution is made on your behalf to your Certificate and it is derived from another funding vehicle under your Employer’s Plan it is considered as a “Direct transfer Contribution”. As authorized by the Employer, we will credit your Annuity Account Value with an amount that is equal to the withdrawal charge incurred by you for withdrawing such amounts from another funding vehicle (the “Credit”). The Credit will not exceed [3.00%] of your annuity account value, prior to the imposition of a withdrawal charge, with the other funding vehicle. In order to apply the Credit, we will require written proof acceptable to us from you which will show the incurrence of the withdrawal charge under the other funding vehicle on the amount of the Direct transfer Contribution to your Certificate. We must receive the Direct transfer Contribution and this documentation no later than [1 year] after the date your Employer’s Contract is issued. However, at your Employer’s request and with our approval this time period may be extended. The Credit will be treated as a Direct transfer Contribution and will be allocated as described in the “Allocations” Section of your Certificate. Please check with your Employer to determine if this offer is available to you at the time your Certificate is issued

AXA EQUITABLE LIFE INSURANCE COMPANY 1290 Avenue of the Americas, New York, N.Y. 10104

[	[

Mark Pearson, Chairman of the Board and Chief Executive Officer]	Karen Field Hazin, Vice President Secretary and Associate General Counsel]

2015EQVPCWC-901	Participant